Management's Discussion and Analysis
For the Year Ended December 31, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following management's discussion and analysis provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of Golden Star Resources Ltd. and its subsidiaries (“Golden Star” or “the Company” or “we” or “our”). This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with the Company's audited consolidated financial statements and related notes for the year ended December 31, 2017, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A includes information available to, and is dated, February 20, 2018. Unless noted otherwise, all currency amounts are stated in U.S. dollars and all financial information presented in this MD&A is prepared in accordance with IFRS.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation or grammatical variation thereof. Forward-looking information and statements in this MD&A include, but are not limited to, information or statements with respect to: production, cash operating costs and all-in sustaining costs estimates for 2018, on a consolidated basis and for each of Wassa and Prestea; the sources of gold production at Wassa during 2018; the sources of gold production at Prestea during 2018 and the timing thereof; the cessation of production from the Prestea Open Pits; the weighting of gold production towards the second half of 2018; the mining rate and grade from Wassa and the timing for accessing a higher grade area of the B-Shoot zone and larger stopes at Wassa Underground; capital expenditures, including sustaining capital and development capital, for 2018, on a consolidated basis and for each of Wassa and Prestea; the nature of development capital expenditures at both Wassa and Prestea during 2018; the deferral of the pushback of the Wassa Main Pit, Cut 3; the feed of stockpiled lower grade ore from Wassa Main Pit to the processing plant during 2018; the timing for completion of mining from the Prestea Open Pits during 2018 and the processing of stockpiled ore therefrom; the review of and ability of the Company to delineate additional targets for ore supply from the Prestea Open Pits; severance charges in 2018; the Company’s debt repayment obligations for 2018; the potential requirement for the Company to make excess cash flow payments under the Royal Gold loan; rehabilitation obligations of the Company and provisions therefor, as well as the expected undiscounted cash flows for rehabilitation provisions; the sufficiency of cash available to support the Company’s operations and mandatory expenditures for the next twelve months; the sufficiency of the Company’s existing cash balance; and working capital, debt repayments and requirements for additional capital.
Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of Golden Star to be materially different from future results, performance or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those set forth in the forward-looking information and statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, liquidity risks, suppliers suspending or denying delivery of products or services, regulatory restrictions (including environmental regulatory restrictions and liability), actions by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, the availability of capital on reasonable terms or at all, local and community impacts and issues, results of pending or future feasibility studies, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Golden Star has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those described in forward-looking information and statements, there may be other factors that cause actual results, performance or achievements not to be as anticipated, estimated or intended.
Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves and mineral resources, grade or recovery rates; mine development and operating risks; an inability to obtain power for operations on favourable terms or at all; mining plant or equipment breakdowns or failures; an inability to obtain products or services for operations or mine development from vendors and suppliers on reasonable terms, including pricing, or at all; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Risk Factors” in Golden Star's Annual Information Form for the year ended December 31, 2016. Although Golden Star has attempted to identify important factors that could cause actual results, performances and achievements to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results, performance and achievements not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results, performance, and achievements and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Golden Star, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this MD&A, except as required by applicable securities laws.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Scientific and technical information contained in this MD&A was reviewed and approved by Dr. Martin Raffield, Senior Vice- President, Technical Services for Golden Star who is a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and by S. Mitchel Wasel, BSc Geology who is a Qualified Person pursuant to NI 43-101.  Mr. Wasel is Vice President Exploration for Golden Star and an active member of the Australasian Institute of Mining and Metallurgy. All mineral reserves and mineral resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) and in compliance with the requirements of NI 43-101. All mineral resources are reported inclusive of mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Information on data verification performed on, and other scientific and technical information relating to, the mineral properties mentioned in this MD&A that are considered to be material mineral properties of the Company are contained in Golden Star's Annual Information Form for the year ended December 31, 2016 and the following current technical reports for those properties available at www.sedar.com: (i) Wassa - "NI 43-101 Technical Report on feasibility study of the Wassa open pit mine and underground project in Ghana” effective date December 31, 2014; (ii) Bogoso - “NI 43-101 Technical Report on Resources and Reserves Golden Star Resources Ltd., Bogoso Prestea Gold Mine, Ghana” effective date December 31, 2013; and (iii) Prestea Underground - “NI 43-101 Technical Report on a Feasibility Study of the Prestea Underground Gold Project in Ghana" effective date November 3, 2015.
Cautionary Note to U.S. Investors
This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the United States Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC's Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with NI 43-101, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in accordance with CIM standards. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic viability. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured mineral resources or indicated mineral resources will ever be upgraded into mineral reserves.

OVERVIEW OF GOLDEN STAR
Golden Star is an established gold producer that holds a 90% interest in the Wassa and Prestea gold mines in Ghana. The Company has two underground operations ("Wassa Underground" and "Prestea Underground") and one open pit operation (the Prestea Open Pits) as Wassa transformed into an underground-only operation in late January 2018. Wassa Underground achieved commercial production on January 1, 2017 and Prestea Underground achieved commercial production on February 1, 2018. The Company is a reporting issuer or the equivalent in all provinces of Canada, in Ghana and in the United States, and files disclosure documents with securities regulatory authorities in Canada, Ghana and with the SEC in the United States.
SUMMARY OF OPERATING AND FINANCIAL RESULTS

		For the Three Months Ended December 31,		For the Years Ended December 31,
OPERATING SUMMARY		2017	2016	2017	2016
Wassa Main Pit gold sold	oz	20,775	21,076	75,644	93,284
Wassa Underground gold sold	oz	20,852	7,867	61,498	11,062
Prestea Open Pits gold sold	oz	24,536	23,893	121,619	89,517
Prestea Underground gold sold	oz	5,045	—	8,574	—
Total gold sold	oz	71,208	52,836	267,335	193,863
Wassa Main Pit gold produced	oz	21,149	21,411	75,736	93,319
Wassa Underground gold produced	oz	20,852	7,865	61,498	11,062
Prestea Open Pits gold produced	oz	24,723	24,128	121,757	89,673
Prestea Underground gold produced	oz	5,045	—	8,574	—
Total gold produced	oz	71,769	53,404	267,565	194,054
Average realized gold price[1]	$/oz	1,237	1,184	1,219	1,211

Cost of sales per ounce - Consolidated[2]	$/oz	1,111	1,114	998	1,060
Cost of sales per ounce - Wassa[2]	$/oz	1,096	1,430	1,153	1,186
Cost of sales per ounce - Prestea[2]	$/oz	1,137	836	823	928
Cash operating cost per ounce - Consolidated[2]	$/oz	812	880	763	872
Cash operating cost per ounce - Wassa[2]	$/oz	775	1,090	880	941
Cash operating cost per ounce - Prestea[2]	$/oz	875	694	632	800
All-in sustaining cost per ounce - Consolidated[2]	$/oz	1,002	1,197	944	1,093
1 Average realized gold price per ounce excludes pre-commercial production ounces sold at Prestea Underground in 2017 and at Wassa Underground in 2016.
2 See "Non-GAAP Financial Measures" section for a reconciliation of cost of sales per ounce, cash operating cost per ounce and all-in sustaining cost per ounce to cost of sales before depreciation and amortization.

		For the Three Months Ended December 31,		For the Years Ended December 31,
FINANCIAL SUMMARY		2017	2016	2017	2016
Gold revenues	$'000	81,845	53,255	315,497	221,290
Cost of sales excluding depreciation and amortization	$'000	66,401	43,994	226,482	172,616
Depreciation and amortization	$'000	7,095	6,117	31,792	21,160
Mine operating margin	$'000	8,349	3,144	57,223	27,514
General and administrative expense	$'000	7,881	517	25,090	25,754
Loss/(gain) on fair value of financial instruments, net	$'000	1,902	(840)	(2,057)	25,676
Loss on repurchase of 5% Convertible Debentures, net	$'000	—	—	—	11,594
Income tax recovery	$'000	(12,944)	—	(12,944)	—
Net income/(loss) attributable to Golden Star shareholders	$'000	12,601	3,446	38,771	(39,647)
Adjusted net income attributable to Golden Star shareholders[1]	$'000	15,151	64	46,092	11,183
Income/(loss) per share attributable to Golden Star shareholders - basic	$/share	0.03	0.01	0.10	(0.13)
Income/(loss) per share attributable to Golden Star shareholders - diluted	$/share	0.03	0.01	0.10	(0.13)
Adjusted income per share attributable to Golden Star shareholders - basic[1]	$/share	0.04	0.00	0.12	0.04
Cash provided by operations	$'000	10,939	25,234	55,176	53,249
Cash provided by operations before working capital changes[2]	$'000	6,760	23,896	62,624	75,457
Cash provided by operations per share - basic	$/share	0.03	0.08	0.15	0.18
Cash provided by operations before working capital changes per share - basic[2]	$/share	0.02	0.06	0.17	0.26
Capital expenditures	$'000	16,751	23,779	69,638	84,356
1 See "Non-GAAP Financial Measures" section for a reconciliation of adjusted net income attributable to Golden Star shareholders and adjusted income per share attributable to Golden Star shareholders to net income/(loss) attributable to Golden Star shareholders and income/(loss) per share attributable to Golden Star shareholders.
2 See "Non-GAAP Financial Measures" section for an explanation of the calculation of cash provided by operations before working capital changes and cash provided by operations before working capital per share - basic.

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Gold revenues totaled $81.8 million in the fourth quarter of 2017, compared to $53.3 million in the same period in 2016. The 53% increase in gold revenues was due primarily to higher gold production at the Wassa Underground Mine. Compared with the same period in 2016, gold revenues from Wassa increased by 108% during the fourth quarter of 2017 as a result of an increase in gold sold from the underground operation which achieved commercial production on January 1, 2017. Gold revenues from Prestea increased by 6% during the fourth quarter of 2017 as its gold sales attributable to the Prestea Open Pits increased by 3% compared to the same period in 2016. The consolidated average realized gold price was $1,237 per ounce in the fourth quarter of 2017, compared to $1,184 per ounce for the same period in 2016. For the year ended December 31, 2017, gold revenue totaled $315.5 million, a 43% increase compared to $221.3 million in 2016 due primarily to the increase in revenue attributable to the Wassa Underground Mine after achieving commercial production on January 1, 2017.

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Gold sales of 71,208 ounces in the fourth quarter of 2017 were 35% higher than the 52,836 ounces sold in the same period in 2016. Gold sales from Wassa of 41,627 ounces in the fourth quarter of 2017 was 44% higher than the same period in 2016. For the fourth quarter of 2017, 20,852 ounces (or 50%) of gold sold were attributed to the Wassa Underground Mine compared to 7,867 ounces for the same period in 2016. The proceeds from gold sold attributable to the Wassa Underground Mine in 2016 were netted against capital expenditures as Wassa Underground Mine had not achieved commercial production in 2016. In the fourth quarter of 2017, 20,775 ounces (or 50%) of gold sold were attributed to the Wassa Main Pit compared to 21,076 ounces (or 73%) of gold sold attributable to the Wassa Main Pit in 2016. Wassa Main Pit production ceased in January 2018 as the Wassa mine transforms into an underground-only mine. Prestea gold sales of 29,581 ounces in the fourth quarter of 2017 were 24% higher than the same period in 2016 due primarily to higher throughput. The higher throughput at Prestea in the fourth quarter of 2017 was a result of mining the higher grade Mampon deposit that commenced in March 2017. For the year ended December 31, 2017, gold sales of 267,335 ounces were 38% higher than the 193,863 ounces sold in 2016 due to higher gold production at both operations.

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Cost of sales excluding depreciation and amortization in the fourth quarter of 2017 totaled $66.4 million compared to $44.0 million in the same period in 2016. The 51% increase in cost of sales excluding depreciation and amortization for the fourth quarter of 2017 was due mainly to higher mine operating costs at both Wassa and Prestea operations as well as a $8.1 million severance charge recorded. Wassa Underground was placed into commercial production on January 1, 2017, and as a result mining costs were higher in 2017 when compared to 2016 as Wassa underground mining costs were capitalized in 2016. At Prestea, the increase in cost of sales excluding depreciation and amortization was due mainly to higher haulage costs for the ore mined at the Mampon deposit. For the year ended December 31, 2017, cost of sales excluding depreciation and amortization totaled $226.5 million, 31% higher compared to $172.6 million in 2016 due mainly to a $9.2 million severance charge in 2017, an increase in inventory charge as a result of a drawdown of stockpiles at Wassa, an increase in mine operating costs at Prestea due to higher haulage costs for the material mined at the Mampon deposit and an increase in mine operating costs at Wassa as a result of the additional Wassa Underground mining costs in 2017 that were capitalized in 2016.

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Consolidated cost of sales per ounce was $1,111 in the fourth quarter of 2017, 1% lower than $1,114 in the same period in 2016. Consolidated cash operating cost per ounce was $812 in the fourth quarter of 2017, 8% lower than $880 in the same period in 2016. Wassa achieved a 29% improvement in cash operating cost per ounce in the fourth quarter of 2017 due mainly to higher gold production from the Wassa Underground Mine. Wassa's cost of sales per ounce in the fourth quarter of 2016 was derived entirely from the Wassa Main Pit as Wassa Underground was still in the development phase. The lower cash operating cost per ounce at Wassa were partially offset by the higher cash operating cost per ounce at Prestea due to higher haulage costs of ore mined at the Mampon deposit. The cost of sales per ounce was also affected by the $8.1 million severance charges recorded in the fourth quarter. For the year ended December 31, 2017, consolidated cost of sales per ounce was $998, 6% lower than $1,060 in 2016 due to higher production at both operations.

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Depreciation and amortization expense totaled $7.1 million in the fourth quarter of 2017 compared to $6.1 million in the same period in 2016. For the year ended December 31, 2017, depreciation and amortization expense totaled $31.8 million compared to $21.2 million in 2016. The increase in depreciation and amortization expense for the three and twelve months ended December 31, 2017 was due to the commencement of depreciation of the Wassa Underground assets in 2017 as a result of achieving commercial production, higher production at both operations and lower mineral reserve and resource estimates of the Prestea Open Pits compared to 2016.

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General and administrative costs totaled $7.9 million in the fourth quarter of 2017, compared to $0.5 million in the same period in 2016. The increase in general and administrative costs for the fourth quarter of 2017 was due primarily to an increase in share-based compensation compared to the same period in 2016 as a result of an increase in the Company share price. For the year ended December 31, 2017, general and administrative costs totaled $25.1 million compared to $25.8 million in 2016.

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The Company recorded a loss of $1.9 million on fair value of financial instruments in the fourth quarter of 2017 compared to a $0.8 million gain in the same period in 2016. The loss in the fourth quarter of 2017 relates to a non-cash revaluation loss on the embedded derivative liability of the 7% Convertible Debentures. The $0.8 million fair value gain recognized in the fourth quarter of 2016 was comprised of a $1.0 million gain on forward and collar contracts and a $0.5 million non-cash revaluation gain on warrants, offset by a $0.5 million non-cash revaluation loss of the derivative liability of the 7% Convertible Debentures and a $0.2 million non-cash revaluation loss on the 5% Convertible Debentures. The valuation techniques used for these financial instruments are disclosed in the "Financial Instruments" section of this MD&A. For the year ended December 31, 2017, the Company recorded a $2.1 million of fair value gain on financial instruments compared to a $25.7 million fair value loss in 2016 as the prior year loss included a fair value loss on the 5% Convertible Debentures.

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Income tax recovery totaled $12.9 million in the fourth quarter of 2017 and for the year ended December 31, 2017, compared to $nil in the same periods in 2016. The income tax recovery was a result of recognizing deferred tax assets on Wassa's carry forward tax loss pool and deductible temporary differences relating to provisions, offset by the recognition of Wassa's deferred tax liability arising from the timing difference on the depreciation of Wassa's mining interest.

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Net income attributable to Golden Star shareholders for the fourth quarter of 2017 totaled $12.6 million or $0.03 income per share (basic), compared to a net income of $3.4 million or $0.01 income per share (basic) in the same period in 2016. The higher net income attributable to Golden Star shareholders in the fourth quarter of 2017 compared to the same period in 2016 was due primarily to a higher consolidated mine operating margin and the $12.9 million deferred tax recovery recognized in the fourth quarter of 2017. This was partially offset by higher general and administrative expenses, higher finance expenses and a loss on fair value of financial instruments in the fourth quarter of 2017 compared to a gain on fair value of financial instruments in the same period in 2016. For the year ended December 31, 2017, net income attributable to Golden Star shareholders totaled $38.8 million or $0.10 income per share (basic), compared to a net loss of $39.6 million or $0.13 loss per share (basic) for the same period in 2016. The net income attributable to Golden Star shareholders in 2017 compared to a net loss attributable to Golden Star shareholders in 2016 was due primarily to a higher mine operating margin at both operations, a $12.9 million income tax recovery recognized in 2017 compared to $nil in 2016, and a gain on financial instruments in 2017 compared to a loss on financial instruments recognized in 2016. The loss on financial instruments recognized in 2016 relates to a $25.7 million loss on the fair value of financial instruments and a $11.6 million loss on repurchase of the 5% Convertible Debentures.

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Adjusted net income attributable to Golden Star shareholders (see "Non-GAAP Financial Measures" section) was $15.2 million in the fourth quarter of 2017, compared to $0.1 million for the same period in 2016. For the year ended December 31, 2017, adjusted net income attributable to Golden Star shareholders totaled $46.1 million compared to $11.2 million in 2016. The higher adjusted net income attributable to Golden Star shareholders for the three and twelve months ended December 31, 2017 was primarily due to a higher mine operating margin compared to same periods in 2016.

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Cash provided by operations before working capital was $6.8 million for the fourth quarter of 2017, compared to $23.9 million in the same period in 2016. The decrease in cash provided by operations before working capital was due primarily to the $20.0 million advance payment received during the fourth quarter of 2016 from RGLD Gold AG ("RGLD") pursuant to the gold purchase and sale agreement with RGLD (the "Streaming Agreement") compared to $nil in the same period in 2017. The final advanced payment under the Streaming Agreement was received in January 2017. For the year ended December 31, 2017, cash provided by operations before working capital changes was $62.6 million compared to $75.5 million in the same period in 2016 due mainly to a $50.0 million decrease in advance payments from RGLD, offset by a higher mine operating margin in 2017 compared to 2016.

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Capital expenditures for the fourth quarter of 2017 totaled $16.8 million compared to $23.8 million in the same period in 2016. Capital expenditures at Prestea during the fourth quarter of 2017 included $6.8 million on the development of the Prestea Underground Mine, $0.5 million relating to development of the Prestea Open Pit Mines, $0.2 million relating to Mampon development expenditures and $0.5 million related to exploration drilling. The major capital expenditures in the fourth quarter of 2017 at Wassa included $3.0 million of expenditures relating to the development of the Wassa Underground Mine, $1.0 million of exploration drilling, $4.1 million of equipment purchases and $0.4 million for the improvement of the tailings storage facility. For the year ended December 31, 2017, capital expenditures totaled $69.6 million compared to $84.4 million in 2016.

OUTLOOK FOR 2018
Production and cost guidance

	Gold production	Cash operating costs	All-in sustaining costs
	thousands of ounces	$ per ounce	$ per ounce
Wassa	137 - 142	600 - 650
Prestea	93 - 113	740 - 880
Consolidated	230 - 255	650 - 730	850 - 950
Expected gold production in 2018 is lower than 2017 due to the Company's transition to being a primarily underground-focused producer. Gold production from Wassa in 2018 is anticipated to be primarily from Wassa Underground, with the exception of a small contribution from Wassa Main Pit stockpiles. Gold production from Prestea is expected to comprise ounces from the Prestea Open Pits and related stockpiles and Prestea Underground during the first half of 2018, with production during the second half of 2018 relating solely to Prestea Underground.
Golden Star expects gold production to be weighted towards the second half of the year, despite the anticipated cessation in production from the Prestea Open Pits. This is due to an anticipated increase in both mining rate and grade from Wassa Underground during the second half of the year, as the mining operations progress to a deeper, higher grade area of the B-Shoot zone and begin to access larger stopes.
Consequently, Golden Star anticipates that its cash operating cost per ounce and All-in sustaining costs per ounce will be higher during the first half of 2018 due to the continuing ramp up of both underground operations.

Capital expenditures guidance

	Sustaining	Development	Total
	$ millions	$ millions	$ millions
Wassa	14.7	5.9	20.6
Prestea	3.0	6.3	9.3
Exploration	—	6.6	6.6
Consolidated	17.7	18.8	36.5
Capital expenditures for the combined operations in 2018 are expected to be lower than 2017. The $5.9 million of development capital expenditures at Wassa are expected to be incurred primarily on the construction of a ventilation intake/exhaust raise and a rock pass and on the purchase of additional mining equipment. The $6.3 million of development capital expenditures at Prestea are anticipated to be incurred primarily on developing ore passes and ventilation raises and on the remaining modifications to the processing plant.
CORPORATE DEVELOPMENTS
Gold prices
Spot gold prices were $1,283 per ounce at December 31, 2017, up from $1,159 per ounce at December 31, 2016. The Company realized an average gold price of $1,219 per ounce for gold sales during 2017, compared to an average realized gold price of $1,211 per ounce for 2016. The spot gold price on February 20, 2018 was $1,340 per ounce.
Revenue from spot sales during the year ended December 31, 2017 resulted in an average realized price of $1,260 per ounce whereas revenue recognized from the gold purchase and sale agreement (the "Streaming Agreement") with RGLD resulted in an average realized price of $832 per ounce.

	For the Year Ended December 31, 2017
	$'000	Ounces[1]	Realized price per ounce
Revenue - Stream arrangement
Cash proceeds	$6,138
Deferred revenue recognized	14,156
	$20,294	24,404	$832
Revenue - Spot sales	295,203	234,357	1,260
Total revenue	$315,497	258,761	$1,219
1 Ounces sold used in the calculation of realized price per ounce excludes 8,574 pre-commercial ounces sold from Prestea Underground Mine during the year.

Commercial production achieved at Prestea Underground
On February 1, 2018, commercial production was achieved at the Company's Prestea Underground Mine in Ghana. Gold production is anticipated to ramp up during 2018. The West Reef ore body of Prestea Underground has proven and probable mineral reserves of 1.90 million tonnes of gold at 13.93 grams per tonne of gold. Exploration drilling is underway at the mine with the objective of increasing the annual production rate and extending the mine life.
Exploration
During 2017 Golden Star conducted an exploration program at the Wassa and Prestea complexes and at the Mampon deposit. Total exploration drilling expenditures were $5.4 million, comprised of $3.5 million for Wassa, $0.7 million for the Prestea Open Pits, $1.0 million for Prestea Underground and $0.2 million for Aboronye, which is located close to Mampon. Mineral Resource expansion and delineation drilling for 2017 totaled approximately 36,507 metres ("m") and focused on the Wassa Main Pit Cut 3 delineation, Wassa Inferred Mineral Resource expansion, Prestea Underground South Gap exploration, Prestea Underground West Reef definition/expansion and Aboronye Mineral Resource conversion.
The major focus at the Wassa complex was to increase the Inferred Mineral Resource down plunge to the south of the Wassa Underground mineral reserve. This drilling commenced in the second half of 2017 and as at December 31, 2017, nine holes had been completed, totaling 6,818 m. Drilling results to date have confirmed that the high grade B-Shoot and F-Shoot zones extend approximately 200 m to the south of the current Wassa Inferred Mineral Resource. Additional targets drilled at Wassa during the year included: B-Shoot North, 12 holes, totaling 3,321 m; 242 trend & 242 FW, 9 holes totaling 2,911 m and Wassa Main Pit Cut 3 in-fill drilling, 41 holes totaling 6,563 m. Results from this drilling are included in the press releases dated March 6, 2017, September 19, 2017 and February 14, 2018.
Exploration at Prestea Underground utilized both underground and surface drill rigs in 2017. Two underground drill rigs were used on 24 level to conduct in-fill drill spacing within the area of the first 5 stopes as well as test Inferred Mineral Resource material to the north of these stopes. Forty holes totaling 7,441 m were completed in 2017. Results from the 2017 drilling are highlighted in the press releases dated July 6, 2017 and September 21, 2017.
The exploration drilling conducted from surface concentrated on further definition drilling of the Prestea Open Pits during the first quarter of 2017, with 59 holes, totaling 2,910 m, being drilled at Bondaye and 54 holes, totaling 2,613 m being completed at Aboronye. This drilling was successful in extending the mine lives of the Prestea Open Pits. In late 2017 the Company’s surface drill rig was mobilized to the South Gap area on the southern end of the historical Prestea Underground workings. The South Gap is a 2 kilometre under-explored area between two formerly producing shafts, Bondaye in the north and Tuapim in the south. 9 holes totaling 3,930 m have been completed at the South Gap and results are expected to be released in the first quarter of 2018.
Surface operations
Wassa Main Pit - The Company has made a decision to defer the next pushback of the Wassa Main Pit, Cut 3, following an internal study to assess capital expenditures and margins in light of the current gold price. Beginning in late January 2018, Wassa is now an underground-only operation although lower grade stockpiled ore from the Wassa Main Pit will continue to be fed to the processing plant during 2018.
Prestea open pits - Gold mining from Prestea open pits is expected to be completed in the first quarter of 2018 and processing of stockpiled ore is expected to continue once mining is completed. Golden Star will continue to review additional targets for ore supply and will provide updates as the year progress.
Severance charge of $8.1 million has been recognized in the fourth quarter of 2017 across both operations relating to the surface operations with approximately $10.5 million to be recognized in 2018. Payments relating to the severance charge recognized in the fourth quarter of 2017 have been made during January and February 2018.
Warrants
In September 2017, the Company issued 3,223,684 common shares to Royal Gold, Inc. ("RGI") upon a cashless exercise by RGI of all 5,000,000 warrants held. The Company recorded a $2.5 million increase in equity and $2.7 million decrease in warrant liability, resulting in a $0.2 million gain on exercise.
Repayment of 5% Convertible Debentures
In May 2017, the Company repaid the remaining $13.6 million principal amount of its 5% Convertible Debentures plus accrued interest of $0.3 million that were due June 1, 2017. All of the 5% Convertible Debentures are now settled and no longer outstanding.
Conversions of 7% Convertible Debentures
During the first quarter of 2017, $8.5 million principal outstanding of the 7% Convertible Debentures were converted into 9,445,552 shares. In total, $13.5 million principal outstanding of the 7% Convertible Debentures has been converted into 15,002,218 common shares. Total principal that remains outstanding on the 7% Convertible Debentures is $51.5 million. During the year ended December 31, 2017, the Company recognized a $0.2 million loss on conversion of the 7% Convertible Debentures.
Mining at Mampon
Mining at the Mampon deposit that commenced in March 2017 continued throughout the year. Mampon is 65 km to the north of the carbon-in-leach processing plant at Bogoso/Prestea. Trucking of the higher grade ore from Mampon began in early April 2017 and it is being blended with ore from the Prestea Open Pits. During 2017, the Company mined 613,147 tonnes of ore at average grade of 3.38 grams per tonne ("g/t") at Mampon for 64,792 ounces of gold.
$25 million Medium Term Facility from Ecobank
In March 2017, the Company through its subsidiary, Golden Star (Wassa) Limited, signed a commitment letter with Ecobank Ghana Limited regarding a $25.0 million secured Medium Term Loan facility ("Ecobank Loan III"). This $25.0 million secured facility has a term of 60 months from the date of initial drawdown and is secured by, among other things, Wassa's existing plant, machinery and equipment limited to having a forced sale value of $32.5 million. The interest rate on the loan is three month LIBOR plus 8%, per annum, payable monthly in arrears beginning a month following the initial drawdown. Payment of principal commences six months following the initial drawdown and is thereafter payable quarterly in arrears. In late January 2018, the remaining $15 million available under the facility was drawn down by the Company. The full $25.0 million has now been drawn.

Bought deal
In February 2017, the Company completed a bought deal public offering which resulted in the issuance of 31,363,950 common shares, including 4,090,950 common shares issued upon full exercise of the over allotment option, at a price CAD$1.10 per share for net proceeds of $24.5 million.
Advance payment under Streaming Agreement
In January 2017, the Company received the final advance payment of $10.0 million pursuant to the gold purchase and sales agreement with RGLD. Since the inception of the Streaming Agreement in July 2015, the Company has received total advance payments of $145.0 million. All advance payments under the Streaming Agreement have now been received.
Wassa Underground Mine
On January 6, 2017, the Company announced that commercial production had been achieved at its Wassa Underground Mine in Ghana, effective January 1, 2017. During the year ended December 31, 2017, 61,498 ounces of gold were produced from the Wassa Underground Mine.

WASSA OPERATIONS
Through a 90% owned subsidiary, Golden Star (Wassa) Limited, the Company owns and operates the Wassa complex. Wassa is located in the southwestern region of Ghana, approximately 35 kilometers northeast of the town of Tarkwa. In 2017, Golden Star operated the Wassa Main Pit (an open pit operation) and Wassa Underground (an underground operation). From the end of January 2018, Wassa became an underground-only operation. Wassa has a non-refractory processing plant (the “Wassa processing plant”) consisting of a carbon-in-leach ("CIL") system with a capacity of 2.7 million tonnes per annum. In 2017, ore from both the Wassa Main Pit and Wassa Underground was processed at the Wassa processing plant, however from late 2018 it is expected to process primarily underground ore.

		For the Three Months Ended December 31,		For the Years Ended December 31,
		2017	2016	2017	2016
WASSA FINANCIAL RESULTS
Revenue	$'000	$51,628	$24,785	$167,376	$112,341

Mine operating expenses	$'000	31,012	23,139	115,625	92,938
Severance charges	$'000	5,217	—	6,316	113
Royalties	$'000	2,682	1,770	8,652	6,483
Operating costs from/(to) metals inventory	$'000	1,253	(161)	5,080	(5,149)
Inventory net realizable value adjustment	$'000	—	1,190	2,410	1,190
Cost of sales excluding depreciation and amortization	$'000	40,164	25,938	138,083	95,575
Depreciation and amortization	$'000	5,440	4,202	20,052	15,094
Mine operating margin/(loss)	$'000	$6,024	$(5,355)	$9,241	$1,672

Capital expenditures	$'000	8,470	10,155	21,583	41,805

WASSA OPERATING RESULTS
Ore mined - Main Pit	t	520,482	513,144	1,601,004	2,311,503
Ore mined - Underground	t	171,907	118,896	681,141	185,314
Ore mined - Total	t	692,389	632,040	2,282,145	2,496,817
Waste mined - Main Pit	t	1,043,854	2,151,267	6,037,366	9,741,312
Waste mined - Underground	t	60,054	45,305	199,550	233,225
Waste mined - Total	t	1,103,908	2,196,572	6,236,916	9,974,537
Ore processed - Main Pit	t	476,828	593,286	1,925,587	2,444,339
Ore processed - Underground	t	179,186	115,602	691,255	178,255
Ore processed - Total	t	656,014	708,888	2,616,842	2,622,594
Grade processed - Main Pit	g/t	1.38	1.22	1.27	1.27
Grade processed - Underground	g/t	4.04	2.27	3.03	2.06
Recovery	%	94.4	92.9	94.6	93.6
Gold produced - Main Pit	oz	21,149	21,411	75,736	93,319
Gold produced - Underground	oz	20,852	7,865	61,498	11,062
Gold produced - Total	oz	42,001	29,276	137,234	104,381
Gold sold - Main Pit	oz	20,775	21,076	75,644	93,284
Gold sold - Underground	oz	20,852	7,867	61,498	11,062
Gold sold - Total	oz	41,627	28,943	137,142	104,346

Cost of sales per ounce[1]	$/oz	1,096	1,430	1,153	1,186
Cash operating cost per ounce[1]	$/oz	775	1,090	880	941
1 See "Non-GAAP Financial Measures" section for a reconciliation of cost of sales per ounce and cash operating cost per ounce to cost of sales excluding depreciation and amortization.

For the three months ended December 31, 2017 compared to the three months ended December 31, 2016
Production
Wassa gold production was 42,001 ounces for the fourth quarter of 2017, a 43% increase from the 29,276 ounces produced during the same period in 2016 due primarily to the increase in production from the Wassa Underground Mine.
Wassa Underground
Wassa Underground contributed 179,186 ore tonnes processed at a grade of 4.04 g/t for 20,852 ounces (or approximately 50% of Wassa’s total production) in the fourth quarter of 2017, compared to production of 7,865 ounces in the same period in 2016. In the fourth quarter of 2017, mining operations were focused on the higher grade B-Shoot zone.
Wassa Main Pit
Production from Wassa Main Pit was 476,828 ore tonnes processed at a grade of 1.38 g/t for 21,149 ounces (or approximately 50% of Wassa’s total production) in the fourth quarter of 2017, a decrease of 1% compared to the same period in 2016.
Gold revenues
Gold revenues for the fourth quarter of 2017 were $51.6 million, up 108% from $24.8 million in the same period in 2016 due mainly to an increase in gold sold from Wassa Underground. Gold sold totaled 41,627 ounces in the fourth quarter of 2017, compared to 28,943 ounces in the same period in 2016. The achievement of commercial production of Wassa Underground on January 1, 2017 was the main reason behind the increase in gold revenue as all proceeds from incidental gold sales in 2016 were accounted for as a reduction to the capital expenditures for the development of the Wassa Underground Mine.
The realized gold price averaged $1,240 per ounce in the fourth quarter of 2017, compared to $1,176 per ounce for the same period in 2016.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $40.2 million for the fourth quarter of 2017, compared to $25.9 million incurred during the same period in 2016. The higher cost of sales in the fourth quarter of 2017 was due to an increase in mine operating expenses, an increase in royalty expense due to higher gold sales, an increase in inventory charge as a result of a drawdown of stockpile inventories and a severance charge of $5.2 million relating to suspension of the Wassa surface operation. The higher mine operating expenses was due to the addition of underground mining costs that were capitalized in the same period in 2016. The higher costs in the fourth quarter of 2017 were offset partially by a decrease in net realized value adjustment on inventories as $1.2 million million was recorded in the fourth quarter of 2016 compared to $nil in the same period in 2017.
Depreciation and amortization
Depreciation and amortization increased to $5.4 million for the fourth quarter of 2017, compared to $4.2 million for the same period in 2016 due to commencement of depreciation and amortization of the Wassa Underground assets as commercial production was achieved on January 1, 2017.
Costs per ounce
Cost of sales per ounce for the fourth quarter of 2017 totaled $1,096, down 23% from $1,430 in the same period in 2016. Cash operating cost per ounce for the fourth quarter of 2017 totaled $775, down 29% from $1,090 for the same period in 2016. The lower costs per ounce in the fourth quarter of 2017 as compared to the same period in 2016 were primarily a result of a 44% increase in gold sold.
Capital expenditures
Capital expenditures for the fourth quarter of 2017 totaled $8.5 million compared with $10.2 million during the same period in 2016. Sustaining capital expenditures were $4.3 million for the fourth quarter of 2017 compared to $4.0 million for the same period in 2016. Development capital expenditures were $4.2 million for the fourth quarter of 2017 compared to $6.2 million in the same period in 2016. Development capital expenditures in the fourth quarter of 2017 included $3.0 million relating to the development of the Wassa Underground Mine and $1.0 million of exploration drilling.

For the year ended December 31, 2017 compared to the year ended December 31, 2016
Production
Wassa gold production was 137,234 ounces for the year ended December 31, 2017, a 31% increase from the 104,381 ounces produced during the same period in 2016 due primarily to the increase in production from the Wassa Underground Mine.
Wassa Underground
Wassa Underground contributed 691,255 ore tonnes processed at a grade of 3.03 g/t for 61,498 ounces (or approximately 45% of Wassa’s total production) in 2017, compared to production of 11,062 ounces in 2016. Beginning in late March and throughout the rest of 2017, underground mining was mainly focused on the B-Shoot zone.
Wassa Main Pit
Production from Wassa Main Pit was 1,925,587 ore tonnes processed at a grade of 1.27 g/t for 75,736 ounces (or approximately 55% of Wassa’s total production) for the year ended December 31, 2017, a decrease of 19% in production compared to 2016.  This decrease is as a result of mining operations nearing the bottom of the current pushback, Cut 2, resulting in a reduced pit area and corresponding mining rates. The increase in production from Wassa Underground also reduced the amount of ore required from the Main Pit. Wassa Main Pit production is expected to end in the first quarter of 2018 as Wassa transformed into an underground-only mine in late January 2018, however lower grade stockpiled ore from the Wassa Main Pit will continue to be fed to the processing plant during the first nine months of 2018.
Gold revenues
Gold revenues were $167.4 million for the year ended December 31, 2017, up 49% from $112.3 million in the same period in 2016 due mainly to an increase in gold sold. Gold sold totaled 137,142 ounces for the year ended December 31, 2017, compared to 104,346 ounces in 2016. The increase was primarily due to the achievement of commercial production of Wassa Underground on January 1, 2017 partially offset by the decline in ounces resulting from the scheduled reduction of ore tonnes supplied from the Wassa Main Pit as described above.
For the year ended December 31, 2017, approximately 45% of gold revenues at Wassa were attributable to Wassa Underground. Wassa gold revenues for the year ended December 31, 2016 were entirely attributable to Wassa Main Pit. The realized gold price averaged $1,220 per ounce for the year ended December 31, 2017, compared to $1,204 per ounce in 2016.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $138.1 million for the year ended December 31, 2017, compared to $95.6 million incurred during 2016. The higher cost of sales for the year ended December 31, 2017 was due to an increase in mine operating expenses, an increase in royalty expense due to higher gold sales, an increase in inventory charge as a result of drawdown of stockpile inventories, an increase in the net realizable value adjustment on inventory, and a severance charge of $6.3 million relating to suspension of the Wassa surface operation. The higher mine operating expenses were due to the addition of underground mining costs that were capitalized in 2016.
Depreciation and amortization
Depreciation and amortization expense increased to $20.1 million for the year ended December 31, 2017, compared to $15.1 million in 2016 due to commencement of depreciation and amortization of the Wassa Underground assets as commercial production was achieved on January 1, 2017.
Costs per ounce
Cost of sales per ounce totaled $1,153 for the year ended December 31, 2017, down 3% from $1,186 in 2016. Cash operating cost per ounce totaled $880, down 6% from $941 in 2016. The lower costs per ounce for the year ended December 31, 2017 as compared to 2016 was primarily a result of an increase in gold sold.
Capital expenditures
Capital expenditures for the year ended December 31, 2017 totaled $21.6 million compared with $41.8 million during the same period in 2016. Development capital expenditures were $14.1 million for the year ended December 31, 2017 compared to $33.7 million in 2016. Development capital expenditures in 2017 included $8.5 million of expenditures relating to the development of Wassa Underground, $3.7 million of exploration drilling and $1.9 million for the improvement of the tailings storage facility.

PRESTEA OPERATIONS
Through a 90% owned subsidiary, Golden Star (Bogoso/Prestea) Limited, the Company owns and operates the Prestea complex located near the town of Prestea, Ghana. The Prestea complex consists of Prestea Underground (an underground operation), the Prestea Open Pits (neighboring open pits formed from oxide deposits) and associated support facilities. The Prestea Underground Mine achieved commercial production on February 1, 2018. Prestea has a CIL processing facility with capacity of up to 1.5 millions tonnes per annum, located 14km away at Bogoso, which is suitable for treating non-refractory gold ore (the “non-refractory plant”). Ore from both Prestea Underground and the Prestea Open Pits is processed in the non-refractory plant.

		For the Three Months Ended December 31,		For the Years Ended December 31,
		2017	2016	2017	2016
PRESTEA FINANCIAL RESULTS
Revenue	$'000	$30,217	$28,470	$148,121	$108,949

Mine operating expenses	$'000	21,952	17,021	81,753	73,046
Severance charges	$'000	2,833	—	2,916	(184)
Royalties	$'000	1,938	1,468	8,643	5,599
Operating costs to metals inventory	$'000	(486)	(433)	(4,913)	(1,420)
Cost of sales excluding depreciation and amortization	$'000	26,237	18,056	88,399	77,041
Depreciation and amortization	$'000	1,655	1,915	11,740	6,066
Mine operating margin	$'000	$2,325	$8,499	$47,982	$25,842

Capital expenditures	$'000	8,281	13,530	48,055	42,413

PRESTEA OPERATING RESULTS
Ore mined - Open pits	t	300,247	341,246	1,462,607	1,499,656
Ore mined - Underground	t	19,458	—	31,740	—
Ore mined - Total	t	319,705	341,246	1,494,347	1,499,656
Waste mined - Open pits	t	912,509	614,805	3,496,148	4,039,768
Waste mined - Underground	t	6,254	—	26,303	—
Waste mined - Total	t	918,763	614,805	3,522,451	4,039,768
Ore processed	t	465,179	377,580	1,632,979	1,504,139
Grade processed - Open pits	g/t	2.39	2.51	2.85	2.21
Grade processed - Underground	g/t	8.41	—	6.96	—
Recovery	%	82.6	83.0	86.4	83.9
Gold produced - Open pits	oz	24,723	24,128	121,757	89,673
Gold produced - Underground	oz	5,045	—	8,574	—
Gold produced - Total	oz	29,768	24,128	130,331	89,673
Gold sold - Open pits	oz	24,536	23,893	121,619	89,517
Gold sold - Underground	oz	5,045	—	8,574	—
Gold sold - Total	oz	29,581	23,893	130,193	89,517

Cost of sales per ounce [1]	$/oz	1,137	836	823	928
Cash operating cost per ounce [1]	$/oz	875	694	632	800
1 See "Non-GAAP Financial Measures" section for a reconciliation of cost of sales per ounce and cash operating cost per ounce to cost of sales excluding depreciation and amortization.
For the three months ended December 31, 2017 compared to the three months ended December 31, 2016
Production
Prestea gold production was 29,768 ounces for the fourth quarter of 2017, a 23% increase from the 24,128 ounces produced during the same period in 2016 due primarily to higher throughput. The higher throughput was a result of mining the higher grade Mampon deposit, which began in March 2017. The Company also produced 5,045 ounces of gold from the Prestea Underground compared to nil in the same period in 2016.
Gold revenues
Gold revenues for the fourth quarter of 2017 were $30.2 million, up 6% from $28.5 million in the fourth quarter of 2016 as a result of a 3% increase in gold sales attributable to the Prestea Open Pits. Gold revenue from pre-commercial production gold from the Prestea Underground Mine is accounted for as a reduction to the capital expenditures for the development of the Prestea Underground Mine as the Prestea Underground Mine had not achieved commercial production in 2017. During the fourth quarter of 2017, 24,536 ounces of gold were sold at an average realized gold price of $1,232 per ounce compared to 23,893 ounces of gold sold at an average realized price of $1,192 per ounce in the same period in 2016.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $26.2 million for the fourth quarter of 2017, up 45% from $18.1 million for the same period in 2016, due to an increase in mine operating expenses, increase in royalty costs and severance charges of $2.8 million recorded in the fourth quarter of 2017. Mine operating expenses totaled $22.0 million in the fourth quarter of 2017, 29% higher than the $17.0 million incurred during the same period in 2016, mainly as a result of higher haulage costs for the material mined at the Mampon deposit and higher tonnes mined.
Depreciation and amortization
Depreciation and amortization expense decreased to $1.7 million for the fourth quarter of 2017, compared to $1.9 million for the same period in 2016. The lower depreciation and amortization for the fourth quarter of 2017 was due to the surface mines being substantially mined out.
Costs per ounce
Cost of sales per ounce for the fourth quarter of 2017 totaled $1,137, up 36% from $836 for the same period in 2016. Cash operating cost per ounce was $875 for the fourth quarter of 2017, up 26% from $694 for the same period in 2016. The higher costs per ounce compared to the same period in 2016 were due to higher mine operating expenses as a result of higher haulage costs for material mined at the Mampon deposit during the fourth quarter of 2017. The severance charge of $2.8 million in the fourth quarter of 2017 also contributed to the higher cost of sales per ounce compared to the same period in 2016.
Capital expenditures
Capital expenditures for the fourth quarter of 2017 totaled $8.3 million compared to $13.5 million incurred during the same period in 2016. Development capital expenditures in the fourth quarter of 2017 included $6.8 million related to the development of the Prestea Underground Mine and $0.5 million related to exploration drilling.
For the year ended December 31, 2017 compared to the year ended December 31, 2016
Production
Prestea gold production was 130,331 ounces for the year ended December 31, 2017, a 45% increase from the 89,673 ounces produced in 2016 due to higher throughput, higher ore grade processed and higher recovery. The higher throughput and higher ore grade processed in 2017 were a result of mining the higher grade Mampon deposit as well as the ore processed from Prestea Underground.
Gold revenues
Gold revenues were $148.1 million for the year ended December 31, 2017, up 36% from $108.9 million in the same period in 2016 as a result of a 36% increase in gold sales attributable to the Prestea Open Pits. Gold revenue from pre-commercial production gold from the Prestea Underground Mine is accounted for as a reduction to the capital expenditures for the development of the Prestea Underground Mine as the Prestea Underground Mine had not achieved commercial production in 2017. For the year ended December 31, 2017, 121,619 ounces of gold were sold at an average realized gold price of $1,218 per ounce compared to 89,517 ounces of gold sold at an average realized gold price of $1,217 per ounce in 2016.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization was $88.4 million for the year ended December 31, 2017, compared to $77.0 million for the same period in 2016. The higher cost of sales excluding depreciation and amortization was due to higher mine operating expenses, higher royalty expense and severance charges of $2.9 million recorded in 2017, offset by a higher build up of inventories. Mine operating expenses increased compared to 2016 primarily due to higher haulage costs for the material mined at the Mampon deposit.

Depreciation and amortization
Depreciation and amortization expense increased to $11.7 million for the year ended December 31, 2017, compared to $6.1 million in 2016. The higher depreciation and amortization for the year ended December 31, 2017 was due to higher production and lower reserve base for Prestea Open Pits compared to 2016.
Costs per ounce
Cost of sales per ounce totaled $823 for the year ended December 31, 2017, down 11% from $928 for the same period in 2016. Cash operating cost per ounce was $632 for the year ended December 31, 2017, down 21% from $800 for the same period in 2016. The lower costs per ounce were due to an increase in gold production for the year ended December 31, 2017 compared to 2016.
Capital expenditures
Capital expenditures for the year ended December 31, 2017 totaled $48.1 million compared to $42.4 million incurred during the same period in 2016. The increase relates primarily to an increase in development capital expenditures, which totaled $42.4 million for the year ended December 31, 2017 compared to $36.8 million in 2016. Development capital expenditures in 2017 included $39.4 million related to the development of the Prestea Underground Mine, $1.2 million Prestea open pits development projects and $1.8 million related to exploration drilling.
SUMMARIZED QUARTERLY FINANCIAL RESULTS

	Three Months Ended,
(Stated in thousands of U.S dollars except per share data)	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016
Revenues	$81,845	$87,772	$77,335	$68,545	$53,255	$55,511	$51,457	$61,067
Cost of sales excluding depreciation and amortization	66,401	53,502	55,173	51,406	43,994	44,608	42,956	41,058
Net income/(loss)	13,825	13,703	13,681	(250)	2,551	(23,792)	(22,836)	2,314
Net income/(loss) attributable to shareholders of Golden Star	12,601	12,117	13,883	170	3,446	(23,110)	(22,034)	2,051
Adjusted net income attributable to Golden Star shareholders[1]	15,151	19,827	7,703	3,411	64	1,148	1,433	8,538
Income/(loss) per share attributable to Golden Star shareholders - basic	0.03	0.03	0.04	0.00	0.01	(0.07)	(0.08)	0.01
Income/(loss) per share attributable to Golden Star shareholders - diluted	0.03	0.03	0.02	0.00	0.01	(0.07)	(0.08)	0.01
Adjusted income per share attributable to Golden Star shareholders - basic[1]	0.04	0.05	0.02	0.01	0.00	0.00	0.01	0.03
1 See "Non-GAAP Financial Measures" section for a reconciliation of adjusted net income attributable to Golden Star shareholders and adjusted income per share attributable to Golden Star shareholders to net income/(loss) attributable to Golden Star shareholders and income/(loss) per share attributable to Golden Star shareholders.

SELECTED ANNUAL INFORMATION

(Stated in thousands of U.S. dollars except per share data)	As of December 31, 2017	As of December 31, 2016	As of December 31, 2015
Cash and cash equivalents	$27,787	$21,764	$35,108
Working capital[1]	(61,563)	(60,459)	(65,750)
Total assets	360,389	298,850	238,982
Long-term financial liabilities	79,741	89,445	91,899
Deficit	(41,754)	(120,761)	(131,234)

	For the years ended December 31,
	2017	2016	2015
Revenue	$315,497	$221,290	$255,187
Net income/(loss) attributable to Golden Star	38,771	(39,647)	(67,681)
Income/(loss) per share attributable to Golden Star shareholders - basic and diluted	0.10	(0.13)	(0.26)
1 Working Capital is calculated as Current Assets minus Current Liabilities as disclosed on the Consolidated Balance Sheet.
USE OF PROCEEDS FROM FINANCING
On February 7, 2017, the Company completed a bought deal public offering which resulted in the issuance of 31,363,950 common shares, including 4,090,950 common shares issued upon full exercise of the over allotment option, at a price CAD$1.10 per share for net proceeds of $24.5 million.
The following table compares how the Company intended to use the net proceeds against the actual use of these funds:

Purpose	Intended use[1]	Actual use
Repayment of the Company's 5% Convertible Debentures	$3.8 million - $7.5 million	$13.9 million
Capital expenditures	$6.0 million - $9.8 million	$ 2.6 million
Exploration projects	$2.3 million - $4.5 million	$ 2.6 million
Working capital and general corporate purposes	$12.4 million - $2.7 million	$ 5.4 million
1 The intended use of proceeds was disclosed in the final prospectus filed on January 31, 2017 in Canadian dollars. These amounts were translated from Canadian dollars into US dollars using an exchange rate of 1.3265, which is the exchange rate used in the final prospectus.
LIQUIDITY AND FINANCIAL CONDITION
The Company held $27.8 million in cash and cash equivalents as of December 31, 2017, up from $21.8 million at December 31, 2016. During the year ended December 31, 2017, operations provided $55.2 million, investing activities used $67.8 million and financing activities provided $18.6 million of cash.
Before working capital changes, operations provided $62.6 million of operating cash flow during the year ended December 31, 2017, compared to $75.5 million in the same period in 2016. Cash provided by operations decreased primarily due to a $50.0 million decrease in advance payments from RGLD as the full $145.0 million in advance payments under the Streaming Agreement were received by January 2017, offset by an increase of $29.7 million in mine operating margin for 2017 compared to 2016.
Working capital used $7.4 million during the year ended December 31, 2017, compared to $22.2 million in the same period in 2016 as there was a $13.4 million payment in 2016 pursuant to a vendor agreement. The working capital changes in 2017 included a $7.7 million increase in inventory, a $1.5 million decrease in accounts payable and accrued liabilities and a $2.1 million increase in prepaid and other, offset by a $3.9 million decrease in accounts receivable.
Investing activities used $67.8 million during 2017, which included $39.4 million on the development of the Prestea Underground Mine, $8.5 million on the development of the Wassa Underground Mine, $6.9 million on equipment and drill purchases, $5.2 million on exploration drilling, $3.4 million on the development of the Mampon property, $2.5 million on the Prestea Open Pit mines and $1.9 million on the expansion of the tailings storage facility at Wassa.

Financing activities provided $18.7 million cash in 2017 compared to $19.9 million in the same period in 2016. Financing activities for the year ended December 31, 2017 included net proceeds of $24.5 million from the bought deal public offering in February 2017, $10.0 million proceeds from the Ecobank Loan III, offset by the $13.6 million repayment of the 5% Convertible Debentures and $2.2 million principal repayments of debt.
LIQUIDITY OUTLOOK
As of December 31, 2017, the Company had $27.8 million in cash and a working capital deficit of $61.6 million compared to $21.8 million in cash and a working capital deficit of $60.5 million at December 31, 2016. The Company has completed the development of the Wassa Underground Mine and the Prestea Underground Mine, from which the Company expects to generate operating margin from these operations in the future. In order to generate cash flow from operations, the Company has to incur mine operating costs, a 5% royalty to the Government of Ghana, reclamation expenditures at the properties it operates and corporate general and administration expenditures.
The Company expects to incur $36.5 million on capital expenditures during 2018. The Company's debt repayment and servicing obligations are expected to approximate $23.4 million million for 2018. Severance payments of approximately $18.6 million are expected to be paid in 2018 as a result of completion of mining from the surface operations. In addition, the Company expects to incur $13.5 million for the settlement of vested performance share units Furthermore, an excess cash flow payment under the Royal Gold loan may be required if the Company generates cash flow after capital expenditures, debt repayments and certain corporate general and administrative expenditures.
In March 2017, the Company through its subsidiary Golden Star (Wassa) Limited signed a commitment letter with Ecobank Ghana Limited regarding a $25.0 million secured facility ("Ecobank Loan III"). The Company has twelve months from the date of the commitment letter to drawdown the facility. In late January 2018 the Company draw down the remaining $15.0 million under the facility and at February 20, 2018, the $25.0 million facility has been fully drawn.
Based on the Company's cash balance together with the operating cash flow that the Company anticipates generating, the Company expects to have sufficient cash available to support its operations and mandatory expenditures for the next twelve months. However, operating cash flow may decline in certain circumstances, most of which are beyond the Company’s control, such as decreases in gold prices or increases in the cost of raw materials and inputs used by the Company to produce gold.
TABLE OF CONTRACTUAL OBLIGATIONS

	Payment due by period
(Stated in thousands of U.S dollars)	Less than 1 Year	1 to 3 years	4 to 5 years	More than 5 Years	Total
Accounts payable and accrued liabilities	$94,623	$—	$—	$—	$94,623
Debt [1,3]	15,864	90,977	834	—	107,675
Other liability	13,498	—	—	—	13,498
Interest on long term debt	7,546	13,572	56	—	21,174
Purchase obligations	12,731	—	—	—	12,731
Rehabilitation provisions[2]	6,566	30,133	25,844	15,386	77,929
Total	$150,828	$134,682	$26,734	$15,386	$327,630

[1]
Includes the outstanding repayment amounts from the 7% Convertible Debentures maturing on August 15, 2021, the loan from Royal Gold, the finance leases, the equipment financing loans and the vendor agreement.

[2]	Rehabilitation provisions indicates the expected undiscounted cash flows for each period.

[3]
The excess cash flow provision of the Royal Gold loan came into effect at the end of the second quarter of 2017. The excess cash flow provision as defined in the Royal Gold loan agreement requires the Company to make mandatory repayments of 50% excess cash flow beginning 2018 until maturity. The excess cash flow calculation is dependent upon factors beyond the Company's control such as gold price. No excess cash flow repayments have been required to date.The table of contractual obligations shows the total principal amount settled at maturity. Interest payments on the Royal Gold loan are based on the average daily London Bullion Market Association ("LBMA") gold price multiplied by 62.5% divided by 10,000 to a maximum interest rate of 11.5% per annum. The estimated interest payments are calculated based on $1,300 per ounce LBMA gold price.

RELATED PARTY TRANSACTIONS
There were no material related party transactions for the year ended December 31, 2017 and 2016 other than compensation of key management personnel which is presented in Note 21 of the audited consolidated financial statements for the year ended December 31, 2017. Key management personnel are defined as members of the Board of Directors and certain senior officers. Compensation of key management personnel are made on terms equivalent to those prevailing in an arm's length transaction.
OFF-BALANCE SHEET ARRANGEMENTS
The Company has no material off-balance sheet arrangements.
NON-GAAP FINANCIAL MEASURES
In this MD&A, we use the terms "cash operating cost", “cash operating cost per ounce”, "all-in sustaining costs", "all-in sustaining costs per ounce", "adjusted net income attributable to Golden Star shareholders", "adjusted income per share attributable to Golden Star shareholders", "cash provided by operations before working capital changes", and "cash provided by operations before working capital changes per share - basic".
“Cost of sales excluding depreciation and amortization” as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, severance charges and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.
“Cash operating cost” for a period is equal to “cost of sales excluding depreciation and amortization” for the period less royalties, the cash component of metals inventory net realizable value adjustments and severance charges, and "cash operating cost per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period. We use cash operating cost per ounce as a key operating metric. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
"All-in sustaining costs" commences with cash operating costs and then adds the cash component of metals net realizable value adjustment, royalties, sustaining capital expenditures, corporate general and administrative costs (excluding share-based compensation expenses), and accretion of rehabilitation provision. "All-in sustaining costs per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability. Share-based compensation expenses are now also excluded from the calculation of all-in sustaining costs as the Company believes that such expenses may not be representative of the actual payout on equity and liability based awards. Share-based compensation expenses were previously included in the calculation of all-in sustaining costs. The Company has presented comparative figures to conform with the computation of all-in sustaining costs as currently calculated by the Company.
The Company believes that “all-in sustaining costs” will better meet the needs of analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the operating performance and also the Company's ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a disconnect between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs. Non-GAAP measures are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. The table below reconciles these non-GAAP measures to the most directly comparable IFRS measures and, where applicable, previous periods have been recalculated to conform to the current definition.
The table below reconciles consolidated cost of sales excluding depreciation and amortization to cost of sales per ounce, cash operating cost per ounce and all-in sustaining costs per ounce:

(Stated in thousands of U.S dollars except cost per ounce data)	For The Three Months Ended December 31,		For the Years Ended December 31,
	2017	2016	2017	2016
Cost of sales excluding depreciation and amortization	$66,401	$43,994	$226,482	$172,616
Depreciation and amortization	7,095	6,117	31,792	21,160
Cost of sales	$73,496	$50,111	$258,274	$193,776

Cost of sales excluding depreciation and amortization	$66,401	$43,994	$226,482	$172,616
Severance charges	(8,050)	—	(9,232)	71
Royalties	(4,620)	(3,238)	(17,295)	(12,082)
Metals inventory net realizable value adjustment	—	(1,190)	(2,410)	(1,190)
Cash operating costs	$53,731	$39,566	$197,545	$159,415
Royalties	4,620	3,238	17,295	12,082
Metals inventory net realizable value adjustment	—	1,190	2,410	1,190
Accretion of rehabilitation provision	312	342	1,245	1,368
General and administrative costs, excluding share-based compensation	2,828	2,833	12,536	11,904
Sustaining capital expenditures	4,781	6,664	13,199	13,779
All-in sustaining costs	$66,272	$53,833	$244,230	$199,738

Ounces sold [1]	66,163	44,969	258,761	182,801
Cost per ounce measures ($/oz):
Cost of sales per ounce	1,111	1,114	998	1,060
Cash operating cost per ounce	812	880	763	872
All-in sustaining cost per ounce	1,002	1,197	944	1,093
1 Ounces sold used in the calculation of cost of sales per ounce, cash operating cost per ounce and all-in sustaining cost per ounce excludes pre-commercial production ounces sold during the period.

The tables below reconciles cost of sales excluding depreciation and amortization to cash operating costs per ounce for each of the operating mines:

	For the Three Months Ended December 31, 2017

(Stated in thousands of U.S dollars except cost per ounce data)	Wassa	Prestea	Combined
Cost of sales excluding depreciation and amortization	$40,164	$26,237	$66,401
Depreciation and amortization	5,440	1,655	7,095
Cost of sales	$45,604	$27,892	$73,496

Cost of sales excluding depreciation and amortization	$40,164	$26,237	$66,401
Severance charges	(5,217)	(2,833)	(8,050)
Royalties	(2,682)	(1,938)	(4,620)
Metals inventory net realizable value adjustment	—	—	—
Cash operating costs	$32,265	$21,466	$53,731

Ounces sold [1]	41,627	24,536	66,163

Cost of sales per ounce	$1,096	$1,137	$1,111
Cash operating cost per ounce	$775	$875	$812

	For the Year Ended December 31, 2017

(Stated in thousands of U.S dollars except cost per ounce data)	Wassa	Prestea	Combined
Cost of sales excluding depreciation and amortization	$138,083	$88,399	$226,482
Depreciation and amortization	20,052	11,740	31,792
Cost of sales	$158,135	$100,139	$258,274

Cost of sales excluding depreciation and amortization	$138,083	$88,399	$226,482
Severance charges	(6,316)	(2,916)	(9,232)
Royalties	(8,652)	(8,643)	(17,295)
Metals inventory net realizable value adjustment	(2,410)	—	(2,410)
Cash operating costs	$120,705	$76,840	$197,545

Ounces sold [1]	137,142	121,619	258,761

Cost of sales per ounce	$1,153	$823	$998
Cash operating cost per ounce	$880	$632	$763
1 Ounces sold used in the calculation of cost of sales per ounce, cash operating cost per ounce and all-in sustaining cost per ounce excludes pre-commercial production ounces sold during the period.

	For the Three Months Ended December 31, 2016

(Stated in thousands of U.S dollars except cost per ounce data)	Wassa	Prestea	Combined
Cost of sales excluding depreciation and amortization	$25,938	$18,056	$43,994
Depreciation and amortization	4,202	1,915	6,117
Cost of sales	$30,140	$19,971	$50,111

Cost of sales excluding depreciation and amortization	$25,938	$18,056	$43,994
Royalties	(1,770)	(1,468)	(3,238)
Metals inventory net realizable value adjustment	(1,190)	—	(1,190)
Cash operating costs	$22,978	$16,588	$39,566

Ounces sold [1]	21,076	23,893	44,969

Cost of sales per ounce	$1,430	$836	$1,114
Cash operating cost per ounce	$1,090	$694	$880

	For the Year Ended December 31, 2016

(Stated in thousands of U.S dollars except cost per ounce data)	Wassa	Prestea	Combined
Cost of sales excluding depreciation and amortization	$95,575	$77,041	$172,616
Depreciation and amortization	15,094	6,066	21,160
Cost of sales	$110,669	$83,107	$193,776

Cost of sales excluding depreciation and amortization	$95,575	$77,041	$172,616
Severance charges	(113)	184	71
Royalties	(6,483)	(5,599)	(12,082)
Metals inventory net realizable value adjustment	(1,190)	—	(1,190)
Cash operating costs	$87,789	$71,626	$159,415

Ounces sold [1]	93,284	89,517	182,801

Cost of sales per ounce	$1,186	$928	$1,060
Cash operating cost per ounce	$941	$800	$872
1 Ounces sold used in the calculation of cost of sales per ounce, cash operating cost per ounce and all-in sustaining cost per ounce excludes pre-commercial production ounces sold during the period.

"Cash provided by operations before working capital changes" is calculated by subtracting the "changes in working capital" from "net cash provided by operating activities" as found in the statements of cash flows. "Cash provided by operations before working capital changes per share - basic" is "Cash provided by operations before working capital changes" divided by the basic weighted average number of shares outstanding for the period.
We use cash operating cost per ounce and cash provided by operations before working capital changes as key operating metrics. We monitor these measures monthly, comparing each month's values to the values in prior periods to detect trends that may indicate increases or decreases in operating efficiencies. These measures are also compared against budget to alert management of trends that may cause actual results to deviate from planned operational results. We provide these measures to investors to allow them to also monitor operational efficiencies of the mines owned by the Company.
Cash operating cost per ounce and cash provided by operations before working capital changes should be considered as non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
Adjusted net income attributable to Golden Star shareholders
The table below shows the reconciliation of net income/(loss) attributable to Golden Star shareholders to adjusted net income attributable to Golden Star shareholders and adjusted income per share attributable to Golden Star shareholders:

(Stated in thousands of U.S dollars except per share data)	For The Three Months Ended December 31,		For the Years Ended December 31,
	2017	2016	2017	2016
Net income/(loss) attributable to Golden Star shareholders	$12,601	$3,446	$38,771	$(39,647)
Add back/(deduct):
Share-based compensation expenses/(recovery)	5,053	(2,316)	12,554	13,850
Loss/(gain) on fair value of financial instruments	1,902	(888)	(2,057)	25,676
Loss on conversion of 7% Convertible Debentures	—	—	165	(48)
Loss on repurchase of 5% Convertible Debentures	—	—	—	11,594
Severance charges	8,050	—	9,232	(71)
Gain on reduction of asset retirement obligations	—	(198)	—	(198)
Income tax recovery on previously unrecognized deferred tax asset	(12,944)	—	(12,944)	—
	14,662	44	45,721	11,156
Adjustments attributable to non-controlling interest	489	20	371	27
Adjusted net income attributable to Golden Star shareholders	$15,151	$64	$46,092	$11,183

Adjusted income per share attributable to Golden Star shareholders - basic	$0.04	$ 0.00	$0.12	$0.04
Weighted average shares outstanding - basic (millions)	380.6	331.0	373.5	294.1
The Company uses “Adjusted net income attributable to Golden Star Shareholders” for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net income attributable to Golden Star Shareholders. Consequently, the presentation of adjusted net income attributable to Golden Star Shareholders enables shareholders to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of non-GAAP measures used by mining industry analysts and other mining companies.
“Adjusted net income attributable to Golden Star shareholders” is calculated by adjusting Net income/(loss) attributable to Golden Star shareholders for (gain)/loss on fair value of financial instruments, share-based compensation expenses, loss on conversion of 7% Convertible Debentures, severance charges and income tax recovery on previously unrecognized deferred tax assets. “Adjusted income per share attributable to Golden Star shareholders” for the period is “Adjusted net income attributable to Golden Star shareholders” divided by the weighted average number of shares outstanding using the basic method of earnings per share.
Adjusted net income attributable to Golden Star shareholders and adjusted income per share attributable to Golden Star shareholders should be considered as non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, our share price, risk free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. The Company believes that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

OUTSTANDING SHARE DATA
As of February 20, 2018, there were 380,990,856 common shares of the Company issued and outstanding, 16,629,462 stock options outstanding, 4,842,130 deferred share units outstanding, 1,694,491 share units of 2017 PSUs outstanding and 7% Convertible Debentures which are convertible into an aggregate of 57,220,000 common shares.
CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS
The critical accounting judgments, estimates and assumptions are disclosed in Note 4 of the audited consolidated financial statements for the year ended December 31, 2017.
CHANGES IN ACCOUNTING POLICIES
The changes in accounting policies and standards, interpretations and amendments not yet effective are disclosed in Note 3 of the audited consolidated financial statements for year ended December 31, 2017.
FINANCIAL INSTRUMENTS

(Stated in thousands of U.S dollars)	Fair value at December 31, 2017	Basis of measurement	Associated risks
Cash and cash equivalents	$27,787	Loans and receivables	Interest/Credit/Foreign exchange
Accounts receivable	3,428	Loans and receivables	Foreign exchange/Credit
Trade and other payables	84,213	Amortized cost	Foreign exchange/Interest
Equipment financing facility	147	Amortized cost	Interest
Finance leases	1,498	Amortized cost	Interest
Ecobank Loan III	9,559	Amortized cost	Interest
7% Convertible Debentures	42,515	Amortized cost	Interest
Royal Gold loan, net of fees	18,817	Amortized cost	Interest
Vendor agreement	23,069	Amortized cost	Interest/Foreign exchange
Long term derivative liability	10,963	Fair value through profit and loss	Market price
Loans and receivables - Cash and cash equivalents and accounts receivables mature in the short term and approximate their fair values.
Amortized costs - Trade and other payables, the 7% Convertible Debentures, the Ecobank Loan III, the Royal Gold loan, the vendor agreement, the equipment financing facility and the finance leases approximate their carrying values as the interest rates are comparable to current market rates. Carrying value of the vendor agreement has been discounted to reflect its fair value.
Fair value through profit or loss - The fair value of the long term derivative liability relating to the 7% Convertible Debentures is estimated using a convertible note valuation model. For the three months ended December 31, 2017, a revaluation loss of $1.9 million was recorded. For the year ended December 31, 2017, total gain of $2.1 million was recorded to the statement of operations.
DISCLOSURES ABOUT RISKS
The Company's exposure to significant risks include, but are not limited to, the following risks: change in interest rates on our debt, change in foreign currency exchange rates, commodity price fluctuations, liquidity risk and credit risk. In recognition of the Company's outstanding accounts payable, the Company cannot guarantee that vendors or suppliers will not suspend or deny delivery of products or services to the Company. For a complete discussion of the risks regarding the Company, refer to the discussion in Notes 25 and 26 of the audited consolidated financial statements for the year ended December 31, 2017.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's President and Chief Executive Officer and Executive Vice President and Chief Financial

Officer have concluded that, as of December 31, 2017, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Management's Report on Internal Control Over Financial Reporting
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company's receipts and expenditures are made only in accordance with authorizations of management and the Company's directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

The Company's management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
The Company's management, under the supervision of the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting. In making this assessment, it used the criteria set forth in the Internal Control - integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on our assessment, management has concluded that, as at December 31, 2017, the Company's internal control over financial reporting is effective based on those criteria.
The Company's internal control over financial reporting as at December 31, 2017 has been audited by PricewaterhouseCoopers LLP (“PwC”) Chartered Professional Accountants, Licensed Public Accountants who also audited the Company's Consolidated Financial Statements for the year ended December 31, 2017. PwC as stated in their report that immediately precedes the Company's audited consolidated financial statements for the year ended December 31, 2017, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.
Changes in Internal Control Over Financial Reporting
There has been no change in the Company's design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this MD&A.
RISK FACTORS AND ADDITIONAL INFORMATION
The risk factors for the year ended December 31, 2017 are substantially the same as those disclosed and discussed under the headings "Risk Factors - General Risks", "Risk Factors - Governmental and Regulatory Risks" and "Risk Factors - Market Risks" in our annual information form for the year ended December 31, 2016. Additional and/or updated risk factors, if applicable, will be included in our annual information form for the year ended December 31, 2017, which will be filed on SEDAR at www.sedar.com.